SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 23, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM ANNOUNCES GROSS REVENUE OF R$ 4.0 BILLION AND EBITDA OF R$ 974.6 MILLION IN THE 3Q07

Net revenue climbed 4.6% and EBITDA rose 7.3% over the 3Q06
Net income totaled R$ 195.7 million, 257.8% up year-on-year
4 million mobile users in the 3Q07

Brasília, October 23, 2007 - Brasil Telecom S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) announces its consolidated results for the third quarter of 2007 (3Q07). The Company’s unaudited financial statements are presented in millions of Reais, except where stated otherwise, and prepared in conformity with generally accepted accounting principles in Brazil.

HIGHLIGHTS

  Consolidated EBITDA stood at R$974.6 million in the quarter, 7.3% higher than the R$ 908.0 million recorded in the 3Q06. The consolidated EBITDA margin came to 35.5%, 0.9 p.p. up on the 3Q06.
  Year-to-date consolidated EBITDA totaled R$ 2,906.4 million, 13.8% up year-on-year.

  Sustaining the positive results reached earlier this year, BrT Mobile’s EBITDA stood at R$ 34.0 million in the 3Q07, R$ 54.3 million up on the same period the year before. The EBITDA margin of the mobile operations came to 7.6%, 13.3 p.p. up on the 3Q06.

  In its third year of operation, BrT Mobile closed the quarter with over 4 million mobile subscribers, 31.9% up on the 3Q06.

  1,523,200 ADSL users at the end of September 2007, 21.6% more than in the 3Q06.

  Internet Group providers closed the quarter with 1.3 million broadband subscribers, 34.4% more than in the 3Q06, maintaining its market leadership in Region II.

  Consolidated gross revenue amounted to R$ 3,997.3 million, 4.2% up on the 3Q06, and consolidated net revenue totaled R$ 2,748.3 million, 4.6% up on the 3Q06.

  Consolidated mobile gross revenue came to R$ 478.8 million, 40.8% more than in the 3Q06. BrT Mobile’s service revenue totaled R$ 577.5 million, 34.7% up on the 3Q06.

  Gross data communication and other services revenue reached R$ 704.9 million in 3Q07, 20.3% higher than in the 3Q06.

  Operating costs and expenses (excluding depreciation and amortization) totaled R$ 1,773.6 million, accounting for 64.5% of net revenue, 0.9 p.p. down on the 65.4% recorded in the same quarter in the previous year.

IR CONTACTS
Paulo Narcélio (CFO and IRO)	Phone: (55 61) 3415-1140	ri@brasiltelecom.com.br
Flávia Menezes (IR Manager)	Phone: (55 61) 3415-1256	flavia@brasiltelecom.com.br
Reynaldo Abreu Filho	Phone: (55 61) 3415-1411	reynaldom@brasiltelecom.com.br
Maria Lucia Rocha	Phone: (55 61) 3415-1291	malu@brasiltelecom.com.br
Lelia Werner	Phone: (55 61) 3415-1123	lw@brasiltelecom.com.br
Aline Sonntag	Phone: (55 61) 3415-8537	aline.sonntag@brasiltelecom.com.br

MEDIA CONTACTS
Rui Xavier (Director)	Phone: (55 61) 3415-9657	rui@brasiltelecom.com.br
Wellington Silva (Assistant Director)	Phone: (55 61) 3415-9657	wellingtons@brasiltelecom.com.br
César Borges (Manager)	Phone: (55 61) 3415-1378	cesarb@brasiltelecom.com.br

Brasil Telecom Participações S.A. controls Brasil Telecom S.A.,a telecommunications company that provides wireline services, including national and international calls, and mobile telephony, as well as public telephony, data communication, network and supplementary and value-added services in the states of Rondônia, Acre, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul and in the Federal District. Its coverage area corresponds to 24% of thepopulation (approximately 44 million), 27% of GDP (around R$ 420 billion in 2003) and 33% of national territory (close to 2.8 million km2).

Brasil Telecom S.A.	Page 1 of 28

INCOME STATEMENT

R$ Million	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months	9M06	9M07	Δ Year
GROSS REVENUES	3,835.2	3,972.9	3,997.3	0.6%	4.2%	11,109.4	11,867.2	6.8%

FIXED TELEPHONY	2,843.4	2,775.3	2,752.7	-0.8%	-3.2%	8,528.6	8,352.5	-2.1%
Local Service	1,735.1	1,634.4	1,624.5	-0.6%	-6.4%	5,206.4	4,907.0	-5.8%
Public Telephony	135.5	140.4	138.8	-1.1%	2.4%	402.2	408.2	1.5%
Long Distance Service	666.3	727.6	720.0	-1.0%	8.1%	2,048.6	2,203.9	7.6%
Interconnection	120.0	82.4	82.5	0.1%	-31.2%	328.2	249.9	-23.9%
Lease of Means	83.9	86.0	86.6	0.7%	3.2%	246.9	262.4	6.3%
Supplementary and Value Added Services	91.6	95.9	92.4	-3.6%	0.9%	264.6	294.6	11.4%
Other	11.0	8.6	7.8	-9.5%	-28.9%	31.7	26.4	-16.6%
MOBILE TELEPHONY *	405.7	511.5	539.6	5.5%	33.0%	939.5	1,480.8	57.6%
Services	340.0	428.8	478.8	11.7%	40.8%	749.6	1,285.1	71.4%
Merchandise Sales (Handsets and Accessories)	65.7	82.7	60.8	-26.5%	-7.5%	189.8	195.7	3.1%
DATA COMMUNICATIONS	586.0	686.0	704.9	2.8%	20.3%	1,641.3	2,033.9	23.9%

Deductioos	(1,207.2)	(1,229.5)	(1,249.0)	1.6%	3.5%	(3,553.8)	(3,684.7)	3.7%
NET REVENUES	2,628.0	2,743.3	2,748.3	0.2%	4.6%	7,555.6	8,182.5	8.3%

OPERATING COSTS AND EXPENSES	(1,720.0)	(1,767.8)	(1,773.6)	0.3%	3.1%	(5,001.0)	(5,276.1)	5.5%
Personnel	(156.9)	(155.1)	(158.1)	2.0%	0.8%	(507.6)	(463.4)	-8.7%
Materials	(100.1)	(101.7)	(92.9)	-8.7%	-7.2%	(289.1)	(271.9)	-6.0%
Subcontracted Services	(529.0)	(561.7)	(556.5)	-0.9%	5.2%	(1,643.0)	(1,680.8)	2.3%
Interconnection	(562.0)	(570.4)	(558.0)	-2.2%	-0.7%	(1,541.1)	(1,705.0)	10.6%
Advertising and Marketing	(39.2)	(35.6)	(39.3)	10.6%	0.4%	(101.7)	(99.7)	-2.0%
Provisions aod Losses	(210.6)	(271.5)	(210.8)	-22.4%	0.1%	(623.0)	(700.5)	12.5%
Other	(122.2)	(71.7)	(158.0)	120.2%	29.2%	(295.4)	(354.8)	20.1%

EBITDA	908.0	975.6	974.6	-0.1%	7.3%	2,554.6	2,906.4	13.8%
EBITDA Margin	34.6%	35.6%	35.5%	-0.1 p.p.	0.9 p.p.	33.8%	35.5%	1.7 p.p.
Depreciation aod Amortization	(665.9)	(624.9)	(606.4)	-3.0%	-8.9%	(2,004.4)	(1,880.5)	-6.2%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	242.1	350.7	368.2	5.0%	52.1%	550.2	1,025.8	86.4%

Financial Result	(136.3)	(61.9)	(61.2)	-1.2%	-55.1%	(574.3)	(468.0)	-18.5%
Financial Revenues	108.5	95.3	100.5	5.4%	-7.4%	334.7	303.1	-9.4%
Financial Expenses	(244.8)	(157.2)	(161.7)	2.8%	-34.0%	(664.0)	(526.1)	-20.8%
Interest on Own Capital	-	-	-	N.A.	N.A.	(245.0)	(245.0)	0.0%

EARNINGS AFTER FINANCIAL RESULT	105.8	288.7	307.0	6.3%	190.1%	(24.1)	557.8	N.A.

Non-Operating Revenues (Expenses)	(6.6)	2.2	3.6	61.4%	N.A.	(23.7)	9.2	N.A.
Goodwill Amortization	(0.3)	(0.0)	-	N.A.	N.A.	(0.8)	(0.1)	-83.6%
Other	(6.3)	2.2	3.6	59.5%	N.A.	(22.9)	9.3	N.A.

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	99.3	290.9	310.6	6.8%	212.9%	(47.8)	567.0	N.A.

Income and Social Contribution Taxes	(46.4)	(114.5)	(115.9)	1.3%	149.9%	(21.0)	(227.4)	N.A.

EARNINGS BEFORE PROFIT SHARING	52.9	176.5	194.7	10.3%	268.3%	(68.8)	339.6	N.A.

Minority Ioterest	1.9	(0.4)	1.1	N.A.	-41.7%	1.6	1.3	-18.2%

EARNINGS BEFORE REVERSION OF INTEREST ON OWN CAPITAL	54.7	176.1	195.7	11.1%	257.8%	(67.2)	340.9	N.A.

Reversion of Interest on Own Capital	-	-	-	N.A.	N.A.	245.0	245.0	0.0%

NET INCOME	54.7	176.1	195.7	11.1%	257.8%	177.8	585.9	229.5%

Net Income/shares - R$ **	0.1000	0.3218	0.3577	11.1%	257.8%	0.3249	1.0705	N.A.
Net Income/ADR - US$	0.1379	0.5012	0.5835	16.4%	323.0%	0.7472	2.9107	N.A.

* The values of 3Q06 were reclassfied, including the data communications revenue (VAS).
** The values of 3Q06 are per 1,000 shares.

Brasil Telecom S.A.	Page 2 of 28

BRT MOBILE

R$ Million	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months	9M06	9M07	Δ Year
GROSS REVENUES	494.5	609.1	638.3	4.8%	29.1%	1,198.7	1,788.8	49.2%
Services	428.8	526.4	577.5	9.7%	34.7%	1,008.8	1,593.1	57.9%
Subscription	78.1	113.7	114.3	0.5%	46.4%	200.9	329.4	63.9%
Utilization	106.4	128.7	158.1	22.8%	48.6%	288.3	408.3	41.7%
Interconnection	202.2	246.5	262.5	6.5%	29.8%	412.7	748.1	81.3%
Other Revenues	12.1	11.3	13.0	14.9%	7.7%	31.2	34.2	9.5%
Data Communications	30.1	26.2	29.6	13.1%	-1.4%	75.8	73.1	-3.6%
Merchandise Sales (Handsets and Accessories)	65.7	82.7	60.8	-26.5%	-7.5%	189.8	195.7	3.1%
Deductions	(139.3)	(179.6)	(189.8)	5.7%	36.2%	(370.4)	(525.7)	41.9%
NET REVENUES	355.1	429.6	448.5	4.4%	26.3%	828.3	1,263.1	52.5%

OPERATING COSTS AND EXPENSES	(375.4)	(424.4)	(414.5)	-2.3%	10.4%	(936.8)	(1,219.5)	30.2%
Personnel	(18.3)	(17.8)	(18.6)	4.1%	1.5%	(56.4)	(55.1)	-2.3%
Materials	(77.2)	(78.8)	(69.8)	-11.3%	-9.6%	(219.8)	(204.5)	-7.0%
Subcontracted Services	(82.6)	(90.6)	(87.3)	-3.7%	5.7%	(267.0)	(271.7)	1.7%
Interconnection	(116.7)	(146.6)	(150.9)	2.9%	29.2%	(156.3)	(425.5)	172.3%
Advertising and Marketing	(8.6)	(17.2)	(8.8)	-48.8%	2.3%	(36.3)	(36.2)	-0.5%
Provisions and Losses	(12.1)	(20.5)	(16.6)	-18.8%	37.0%	(29.6)	(51.7)	74.6%
Other	(59.8)	(52.9)	(62.5)	18.3%	4.6%	(171.3)	(174.8)	2.1%

EBITDA	(20.3)	5.2	34.0	N.A.	N.A.	(108.5)	43.6	N.A.
EBITDA Margin	-5.7%	1.2%	7.6%	6.4 p.p.	13.3 p.p.	-13.1%	3.4%	16.6 p.p.
Depreciation and Amortization	(88.1)	(95.2)	(96.1)	0.9%	9.1%	(244.7)	(285.8)	16.8%

EARNINGS BEFORE FINANCIAL RESULT	(108.4)	(90.0)	(62.1)	-31.0%	-42.7%	(353.2)	(242.2)	-31.4%

Financial Result	(10.2)	17.2	17.0	-0.9%	N.A.	(29.3)	44.8	-252.9%
Financial Revenues	2.5	25.8	33.1	28.0%	N.A.	9.3	81.6	775.2%
Financial Expenses	(12.7)	(8.6)	(16.0)	85.4%	26.1%	(38.6)	(36.7)	-4.9%

EARNINGS AFTER FINANCIAL RESULT	(118.6)	(72.8)	(45.0)	-38.2%	-62.0%	(382.5)	(197.4)	-48.4%

Non-Operating Revenues (Expenses)	0.0	1.3	-	N.A.	N.A.	(0.4)	1.3	N.A.

EARNINGS BEFORE INCOME AND SOCIAL CONTRIBUION TAXES	(118.6)	(71.6)	(45.0)	-37.1%	-62.0%	(382.9)	(196.2)	-48.8%

Income and Social Contribution Taxes	40.3	23.7	15.2	-35.6%	-62.2%	129.8	66.0	-49.1%

EARNINGS BEFORE PROFIT SHARING	(78.3)	(47.9)	(29.8)	-37.8%	-62.0%	(253.1)	(130.2)	-48.6%

EARNINGS BEFORE REVERSION OF INTEREST ON OWN CAPITAL	(78.3)	(47.9)	(29.8)	-37.8%	-62.0%	(253.1)	(130.2)	-48.6%

NET EARNINGS (LOSSES)	(78.3)	(47.9)	(29.8)	-37.8%	-62.0%	(253.1)	(130.2)	-48.6%

Brasil Telecom S.A.	Page 3 of 28

OPERATING PERFORMANCE

WIRELINE TELEPHONY

Network

Table 1: Operating Data

FIXED LINE PLANT	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months
Lines Installed (Thousand)	10,794.5	10,375.2	10,368.1	-0.1%	-4.0%
Additional Lines Installed (Thousand)	0.0	(13.3)	(7.1)	-46.9%	N.A.

Lines in Service - LIS (Thousand)	8,623.2	8,129.4	8,064.2	-0.8%	-6.5%
Residential	5,651.5	5,470.3	5,443.7	-0.5%	-3.7%
Non-Residential	1,313.6	1,238.5	1,224.4	-1.1%	-6.8%
Public Telephones	288.8	276.0	282.0	2.1%	-2.4%
Hybrid Terminals	694.6	507.7	465.7	-8.3%	-32.9%
Other (Including PBX)	674.8	636.9	648.4	1.8%	-3.9%
Additional LIS (Thousand)	(783.9)	(148.6)	(65.2)	-56.1%	-91.7%

Active Lines (LIS - Blocked Lines)	8,225.0	7,901.5	7,862.1	-0.5%	-4.4%

Blocked Lines	398.2	227.9	202.1	-11.3%	-49.3%

Average LIS (Thousand)	9,015.2	8,203.7	8,096.8	-1.3%	-10.2%

LIS/100 Inhabitants	19.9	18.4	18.3	-0.8%	-8.2%
Public Telephones/1,000 Inhabitants	6.7	6.3	6.4	2.1%	-4.2%
Public Phones/100 Lines Installed	2.7	2.7	2.7	2.2%	1.7%

Utilization Rate	79.9%	78.4%	77.8%	-0.6 p.p.	-2.1 p.p.

Brasil Telecom launched new plans and promotions, leading to an increase in wireline customer loyalty in this quarter. Brasil Telecom developed a new approach to wireline with the objective of increasing its value, which is translated into advertising campaigns portraying it as the “family telephone”. In addition, it perfected its client-retention procedures with the creation of two new offerings, the “Brasil Total” and “Brasil Total Negócios”, with packages including local and long-distance wireline telephony, smart services, mobile telephony and broadband.

In the 3Q07, Brasil Telecom had more than 3.5 million lines in alternative local wireline plans, up by 26.6% on the 3Q06 as a result of the strategy of approaching the market in an increasingly segmented manner, encouraging the adhesion to alternative plans. Pursuant to Anatel’s resolution, Brasil Telecom successfully completed the conversion from pulses to minutes on July 31, 2007 without negatively affecting the local wireline revenue due to the high adhesion of clients to alternative plans with billing in minutes similar to the previous model in pulses.

Among the alternative plans offered, the “Conta Completa” (“Full Bill”) stands out, having boosted the sales of alternative plans with a share of over 60% in the sales mix in the 3Q07. This plan allows clients to choose their minute package according to their usage profile for each kind of calls: local, long-distance and calls to mobiles.

The sales area focused on advanced wireline, which includes products such as PABX Virtual and PABX Virtual Net that obviate client investments and offer the functionalities of traditional PABX equipment like monthly services, underlining the success of Brasil Telecom’s strategy of offering high value-added services. This strategy was reinforced with the launch of VIP Report CNG (Non-Geographical Codes), featuring advanced reports for the management of products such as DDG 0800, thus strengthening customer loyalty even further.

Brasil Telecom also offers alternative long-distance plans and recorded 747,900 customers at the end of the 3Q07, up by 53.2% on the 3Q06.

Brasil Telecom S.A.	Page 4 of 28

At the end of the 3Q07, Brasil Telecom’s network comprised 10.4 million installed lines, 8.1 million of which in use, representing a utilization rate of 77.8% . Of this total, 7,862,100 were active and 202,100 were blocked.

Traffic

Table 2 : Traffic

TRAFFIC	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months	9M06	9M07	Δ Year
Exceeding Local Pulses (Million)	2,227.6	1,216.9	377.6	-69.0%	-83.1%	6,661.1	3,028.3	-54.5%

Exceeding Minutes (Million)	-	499.7	2,106.8	321.6%	N.A.	-	2,720.8	N.A.

VC-1 (Million Minutes)	721.9	697.8	673.4	-3.5%	-6.7%	2,166.5	2,063.5	-4.8%

Lond Distance Minutes (Million)	1,410.1	1,381.7	1,366.5	-1.1%	-3.1%	4,259.6	4,186.6	-1.7%

Long Distance	1,159.4	1,061.3	1,070.1	0.8%	-7.7%	3,492.3	3,259.7	-6.7%
VC-2	153.8	174.6	172.0	-1.5%	11.9%	465.9	514.8	10.5%
VC-3	96.9	145.8	124.4	-14.7%	28.3%	301.3	412.1	36.8%

The conversion of the charging system from pulses to minutes changed the traffic profile significantly as of this quarter. For comparison purposes and based on Brasil Telecom’s usage profile, the conversion factors for the basic residential, non-residential and alternative plans averaged 1.7, 1.5 and 4.0 minutes, respectively.

Note that the ongoing increase in the adhesion to alternative plans reduces excess traffic as clients tend to chose plans that are in line with their usage profile.

Brasil Telecom S.A.	Page 5 of 28

VC-1 traffic totaled 673.4 million minutes in the 3Q07, 6.7% down on the 3Q06, due to the substitution of wireline by mobile telephony.

Long-distance traffic fell by 3.1% compared to the 3Q06. However, this drop was partially offset by the increase in the number of clients who joined alternative and long-distance plans and the upturn in VC-2 and VC-3 traffic, due to strategic partnerships. These adhesions to alternative national long-distance plans were mainly focused on the “14 Simples” plan. The “14 Simples” plan offers a package of 30 minutes of long-distance national calls from wireline to wireline phones, at any time and to any city in Brazil at a very reasonable cost. The repositioning of CSP 14, highlighting the importance of voice in communicating feelings and bringing people closer, also helped encourage adhesions to alternative plans.

PS: The market shares hereby presented refer to Brasil Telecom’s concession area (Region II of the PGO – General Concession Plan).

In the 3Q07, Brasil Telecom maintained its leadership position, recording an average market share of 85.5% in the intra-regional segment and 90.2% in the intra-sector one. The company’s market share remained at 63.7% in the inter-regional segment and increased by 1.4 p.p. in the international segment to 37.4% .

Brasil Telecom S.A.	Page 6 of 28

MOBILE TELEPHONY

Table 3: Operating Data

Key Operational Data	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months
Clients (Thousand)	3,051.0	3,768.6	4,023.8	6.8%	31.9%
Post-Paid	947.3	890.2	856.8	-3.8%	-9.6%
Pre-Paid	2,103.7	2,878.3	3,167.0	10.0%	50.5%
Net Additions (Thousand)	279.3	130.5	255.3	95.7%	-8.6%
Post-Paid	47.2	(76.7)	(33.4)	-56.5%	-170.8%
Pre-Paid	232.1	207.2	288.7	39.3%	24.4%
Gross Additions (Thousand)	443.0	623.5	642.7	3.1%	45.1%
Post-Paid	106.9	98.6	83.0	-15.8%	-22.3%
Pre-Paid	336.2	524.9	559.7	6.6%	66.5%
Cancellations (Thousand)	163.8	493.0	387.4	-21%	137%
Post-Paid	31.3	175.3	116.4	-33.6%	272.1%
Pre-Paid	132.5	317.7	271.1	-14.7%	104.6%
Annualized Churn	22.5%	53.3%	39.8%	-13.5 p.p.	17.3 p.p.
Post-Paid	13.5%	75.5%	53.3%	-22.2 p.p.	39.7 p.p.
Pre-Paid	26.7%	45.8%	35.9%	-9.9 p.p.	9.2 p.p.
SAC (R$)	148.4	89.7	85.1	-5.1%	-42.6%
Market Share	11.4%	12.9%	13.3%	0.4 p.p.	1.9 p.p.
Served Localities	810	830	841	1.3%	3.8%
% of Population Covered	87%	87%	87%	0.0 p.p.	0.0 p.p.
Base Stations	2,251	2,434	2,515	3.3%	11.7%
Switches	10	10	11	10.0%	10.0%
Employees	632	610	605	-0.8%	-4.3%

Mobile telephony operations reached 4,023,800 users, or 255,300 net additions in the quarter. At the close, BrT Mobile’s client base was 31.9% larger than in the 3Q06, compared to a growth of 17.6% in the Brazilian market during the same period.

The mobile client base had 856,800 post-paid subscribers (21.3% of BrT Mobile’s clients) and 3,167,000 prepaid subscribers.

Gross additions totaled 642,700, 45.1% up on the 3Q06. The number of gross additions in the 3Q07 surpassed even the previous quarter, which is traditionally the second highest of the year due to the Mother’s Day. This result reflects the success of the plans and promotions offered by BrT Mobile and the increased point-of-sale capillarity.

The company created promotions to encourage intra-network traffic (on-net) or call reception, in order to generate interconnection revenue, including “Free calls to other operators”. The Father’s Day campaigns in the prepaid segment included “Free calls at night” and “Free calls from public phones”. In the post-paid segment, the promotion “Free calls on Sundays” was launched.

Brasil Telecom S.A.	Page 7 of 28

BrT Mobile’s market share in Region II was 13.3% at the end of the quarter, 1.9 p.p. up on the 3Q06. BrT Mobile sustained its position as the third major operator in terms of market share in the Federal District and the states of GO, TO, MT, AC and RO.

Table 4: Market Share by State – BrT Mobile

State	3Q06	4Q06	1Q07	2Q07	3Q07	Δ Quarter	Δ 12 Months
AC	12.2%	13.7%	15.3%	14.9%	16.1%	1.1 p.p.	3.8 p.p.
RO	18.7%	20.2%	22.0%	22.9%	24.9%	2.0 p.p.	6.1 p.p.
DF	20.1%	21.3%	22.7%	23.1%	24.1%	1.0 p.p.	4.0 p.p.
GO	13.7%	14.6%	15.7%	16.0%	16.4%	0.4 p.p.	2.8 p.p.
TO	17.2%	17.9%	19.6%	20.6%	22.0%	1.3 p.p.	4.8 p.p.
MS	10.1%	10.8%	11.4%	11.3%	11.4%	0.1 p.p.	1.3 p.p.
MT	11.1%	11.9%	12.9%	13.0%	13.9%	0.9 p.p.	2.8 p.p.
PR	9.4%	9.9%	10.4%	10.1%	10.0%	-0.1 p.p.	0.6 p.p.
SC	10.9%	11.4%	11.9%	11.7%	11.6%	-0.1 p.p.	0.7 p.p.
RS	8.2%	8.7%	9.3%	9.4%	9.9%	0.4 p.p.	1.7 p.p.

Region II	11.4%	12.1%	12.9%	12.9%	13.3%	0.4 p.p.	1.9 p.p.

According to Anatel, BrT Mobile’s post-paid market share in Region II stood at 14.2% in September.

At the end of the 3Q07, BrT Mobile covered 841 localities, accounting for 87% of the Region II population.

Brasil Telecom S.A.	Page 8 of 28

BrT Mobile has maintained its profitable growth strategy, cutting costs and adopting market subsidy levels. Its subscriber acquisition cost (SAC) stood at R$ 85.1, 42.6%, down on the 3Q06, confirming the strategy of focusing on growth base without hurting profitability.

DATA

In the 3Q07, Brasil Telecom added 69,800 ADSL users, totaling 1,523,200 at the close of the quarter, up by 21.6% over the 3Q06. ADSL services continued to grow throughout the quarter, supported by the expansion of the Turbo services, with the launch of three new speeds – 2 mega, 4 mega and 8 mega - using ADSL 2+ technology, and the partnership with Sky. The new speeds aim to meet the demand for greater flexibility resulting from the development of new Web 2.0 typical tools available to users. ADSL (ADSL/LIS) penetration reached 18.9%, versus 14.5% in the 3Q06.

In the last few years, Brasil Telecom has been investing substantially in capillarity and the introduction of new and promising technologies in this segment, which resulted in ADSL coverage of 1,488 municipalities.

For Brasil Telecom, broadband networks are the main channels for offering its users new services including multimedia conference, VoIP, and data VPN.

Brasil Telecom currently offers broadband services via twisted pair with ADSL 2+ technology, which allows access speeds of up to 24Mbps, and is already introducing VDSL2, which allows speeds of up to 100Mbps. In addition, fiber-optic networks allowing speeds from 10Mbps to 1Gbps – which Brasil Telecom has so far only offered to the corporate segment via its Metro Ethernet network - will soon be available to home users and SMBs (small and medium enterprises).

In order to reflect this strategy in its communication, Brasil Telecom adopted a new positioning strategy for Turbo, which was now presented as “Turbo: the internet of those who want it all”.

Brasil Telecom S.A.	Page 9 of 28

In addition to the increase in the number of ADSL users, Brasil Telecom recorded ongoing growth in other products in the corporate data communication segment, especially those based on IP technology (Vetor – VPN IP MPLS and Corporate IP – dedicated internet access).

New IP-based data communication products were launched to meet the demands of small and medium businesses. The “IP Profissional” product was launched to meet internet access needs, offering exclusive differentials geared at e-commerce. With “VPN Empresas”, small and medium-sized companies can link their business units in a simple and safe manner, having Brasil Telecom as the sole service provider.

High value-added products, such as equipment rental and supervision, have also grown substantially. Video, Audio, and webcast are also offered as part of the portfolio of advanced services in a single platform (MultiConferências). This trend confirms the success of Brasil Telecom’s strategy of focusing on IP services and providing complete and convergent solutions.

Brasil Telecom was the first telephony company in Brazil to offer IPTV services. Launched in late September 2007, the product is called Videon and allows users to watch videos, access the Internet and play games online. Shortly, it will also allow them to communicate via chat or send SMS to mobile phones. Firstly, Videon will be offered in Brasília, through the company’s call center, but will soon be available in the main cities where Brasil Telecom operates.

Internet Service Providers

Internet Group, Brasil Telecom’s Internet unit comprising the activities of iG, iBest and BrTurbo, is Brazil’s second largest broadband provider, with 1.3 million clients, up by 34.4% on the same period last year. Considering iG and BrTurbo subscribers, the group maintained its leadership in the market of Region II.

At the end of the 3Q07, paying clients amounted to 2.0 million. In addition to broadband clients, the number of paying clients of Internet Group’s higher value-added services rose by 166.6% year-on-year, reaching 700,000. In this quarter, the main products were: (i) Educa, a family-education product, featuring hints for the university entrance exam, and online teachers, up by 21.5%; (ii) Aditivado, a dial-up product that allows faster speeds, up by 20.2%; and (iii) Protege, an online PC anti-virus product, up by 19.4% .

Internet Group has 3.6 million dial-up users and is the third leading portal in terms of audience, with over 10.6 million unique residential visitors per month. It generated 10.6 billion minutes of traffic in the 3Q07. The participation of iBest and iG’s minute market share in Region II stood at 64.9% at the end of the quarter, positioning Internet Group as the market leader in that region.

Brasil Telecom S.A.	Page 10 of 28

ECONOMIC-FINANCIAL PERFORMANCE

REVENUE

Table 5: Consolidated Operating Gross Revenue

R$ Million	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months	9M06	9M07	Δ Year
GROSS REVENUES	3,835.2	3,972.9	3,997.3	0.6%	4.2%	11,109.4	11,867.2	6.8%

FIXED TELEPHONY	2,843.4	2,775.3	2,752.7	-0.8%	-3.2%	8,528.6	8,352.5	-2.1%

Local Service	1,735.1	1,634.4	1,624.5	-0.6%	-6.4%	5,206.4	4,907.0	-5.8%

Subscription	871.6	874.3	895.4	2.4%	2.7%	2,636.0	2,632.3	-0.1%
Activation	7.9	3.7	2.9	-21.6%	-63.6%	19.6	13.2	-32.6%
Local Traffic	350.3	281.1	263.1	-6.4%	-24.9%	1,041.9	846.7	-18.7%
VC-1	493.3	466.1	456.9	-2.0%	-7.4%	1,473.0	1,388.7	-5.7%
Lease of Facilities	0.4	0.3	0.3	1.0%	-32.2%	1.2	0.9	-25.1%
Other	11.5	9.1	5.9	-34.5%	-48.4%	34.7	25.3	-27.1%

Public Telephony	135.5	140.4	138.8	-1.1%	2.4%	402.2	408.2	1.5%

Long Distance Service	666.3	727.6	720.0	-1.0%	8.1%	2,048.6	2,203.9	7.6%

Intra-Sector	220.7	212.3	219.3	3.3%	-0.6%	663.1	645.5	-2.7%
Intra-Region	74.5	66.2	66.0	-0.3%	-11.4%	230.0	200.6	-12.8%
Inter-Region	62.8	61.0	60.6	-0.8%	-3.6%	196.3	182.4	-7.1%
International	11.0	11.3	9.9	-12.7%	-10.1%	34.0	32.9	-3.3%
VC-2	171.0	190.8	196.0	2.7%	14.6%	519.2	589.3	13.5%
Fixed Origin	70.6	70.7	72.1	1.9%	2.1%	209.2	216.6	3.5%
Mobile Origin	100.4	120.0	123.9	3.2%	23.4%	310.0	372.8	20.3%
VC-3	126.3	186.0	168.3	-9.5%	33.2%	405.9	553.1	36.3%
Fixed Origin	53.3	95.6	77.1	-19.3%	44.8%	166.1	270.0	62.6%
Mobile Origin	73.1	90.4	91.1	0.8%	24.7%	239.8	283.1	18.0%
Interconnection	120.0	82.4	82.5	0.1%	-31.2%	328.2	249.9	-23.9%

Fixed-Fixed	84.9	54.8	56.7	3.6%	-33.1%	223.3	168.3	-24.6%
Mobile-Fixed	35.2	27.6	25.8	-6.8%	-26.7%	105.0	81.6	-22.2%

Lease of Means	83.9	86.0	86.6	0.7%	3.2%	246.9	262.4	6.3%

Supplementary and Value Added Services	91.6	95.9	92.4	-3.6%	0.9%	264.6	294.6	11.4%

Other	11.0	8.6	7.8	-9.5%	-28.9%	31.7	26.4	-16.6%

MOBILE TELEPHONY	405.7	511.5	539.6	5.5%	33.0%	939.5	1,480.8	57.6%

Services	340.0	428.8	478.8	11.7%	40.8%	749.6	1,285.1	71.4%
Subscription	78.1	113.7	114.3	0.5%	46.4%	200.9	329.4	63.9%
Utilization	100.2	128.1	157.9	23.2%	57.7%	269.0	395.5	47.0%
Additional for Calls Received	1.8	1.4	2.1	46.0%	12.0%	4.5	5.0	12.5%
Roaming	3.5	4.2	4.5	6.9%	27.1%	9.4	13.4	42.9%
Interconnection	119.6	149.4	163.9	9.7%	37.0%	172.7	453.0	162.3%
Other Services	6.7	5.7	6.5	13.1%	-3.6%	17.3	15.7	-9.4%
Comunicação de Dados	30.1	26.2	29.6	13.1%	-1.4%	75.8	73.1	-3.6%
Merchandise Sales (Handsets and Accessories)	65.7	82.7	60.8	-26.5%	-7.5%	189.8	195.7	3.1%

DATA COMMUNICATIONS	586.0	686.0	704.9	2.8%	20.3%	1,641.3	2,033.9	23.9%

Fixed	586.0	686.0	704.9	2.8%	20.3%	1,641.3	2,033.9	23.9%
Fixed	494.4	573.8	587.2	2.3%	18.8%	1,378.4	1,701.2	23.4%
Other Services of the Main Activity	91.6	112.2	117.8	5.0%	28.6%	262.9	332.7	26.5%
Deductions	(1,207.2)	(1,229.5)	(1,249.0)	1.6%	3.5%	(3,553.8)	(3,684.7)	3.7%
% of Gross Revenue	31.5%	30.9%	31.2%	0.3 p.p.	-0.2 p.p.	32.0%	31.0%	0.0 p.p.

NET REVENUES	2,628.0	2,743.3	2,748.3	0.2%	4.6%	7,555.6	8,182.5	8.3%

Net Service Revenues	2,584.8	2,694.3	2,709.7	0.6%	4.8%	7,429.7	8,064.1	8.5%
Net Handsets Revenues	43.2	49.1	38.6	-21.3%	-10.6%	125.9	118.4	-6.0%

Brasil Telecom’s gross revenue reached R$3,997.3 million in the 3Q07, 4.2% higher than in the 3Q06. The increased participation of data communication and mobile telephony services underline the success of the company’s revenue diversification strategy.

Brasil Telecom S.A.	Page 11 of 28

Local service gross revenue totaled R$1,624.5 million in the 3Q07, 6.4% down on the 3Q06. The quarter’s highlights were: the 2.7% increase in gross revenue from subscription fees due to the migration of clients to alternative plans and tariff increase of 2.14% for local services and 3.29% for VCs. To guarantee the transparency in the process of conversion from pulses to minutes, the tariffs previously used for the local wireline-wireline pulse and minute were maintained till September 30, 2007. However, this upturn was more than offset by the 24.9% decline in gross revenue from local traffic and a slide of 7.4% in VC-1 calls.

Gross revenue from public telephony stood at R$138.8 million, 2.4% up on the 3Q06 due to the increase of 2.14% in tariffs.

Gross revenue from long-distance services came to R$720.0 million, 8.1% up on the 3Q06, chiefly fueled by the increase in VC-2, VC-3 traffic and the tariff increase of 2.14% in long-distance services and 3.29% in VCs. Interconnection revenue amounted to R$82.5 million, 31.2% down on the R$ 120.0 million recorded in the 3Q06 chiefly due to lower traffic and the 20% reduction in TU-RL as of January 1, 2007.

Wireline ARPU (excluding data communications) totaled R$ 77.9, 9.1% up on the 3Q06, reflecting the company’s strategy of curbing the decline in wireline revenue. Including data communications, ARPU stood at R$ 97.9, 12.7% higher than in the 3Q06, thanks to growing ADSL user penetration.

Brasil Telecom S.A.	Page 12 of 28

Gross revenue from data communications and other services totaled R$ 704.9 million, 20.3% up on the 3Q06 chiefly due to the increase of 21.6% in the ADSL client base.

ADSL ARPU amounted to R$ 71.2, 1.4% up on the 3Q06 due to the strategy of prioritizing the sale of more profitable products with higher access speeds.

Consolidated mobile telephony gross revenue moved up 40.8% year-on-year due to the expansion of the client base and the launch of new service plans.

Consolidated mobile telephony gross revenue stood at R$ 539.6 million, R$ 478.8 million of which from services and R$60.8 million from the sale of handsets and accessories.

Brasil Telecom S.A.	Page 13 of 28

Table 6: ARPU Calculation – Mobile Telephony

R$ Thousand	3Q06	4Q06	1Q07	2Q07	3Q07

(+) Gross Revenues	494.5	590.3	541.3	609.1	638.3
(-) Handsets	(65.7)	(96.4)	(52.2)	(82.7)	(60.8)

Gross Service Revenues	428.8	493.9	489.1	526.4	577.5

(-) Taxes and Deductions	(116.8)	(142.9)	(134.8)	(145.9)	(167.6)

Net Service Revenues	311.9	351.1	354.3	380.5	409.9
Mobile-Mobile Interconnection Fee (Full Bill)	75.6	94.6	98.4	98.4	107.6
Other Net Service Revenues	236.4	256.4	255.9	282.1	302.3
(-) Roaming	(0.7)	(1.1)	(1.8)	(1.8)	(1.8)

Net Quarterly Revenues	311.2	349.9	352.5	378.7	408.2
Qet Monthly Revenues	103.7	116.6	117.5	126.2	136.1
Average Number of Clients	2,911.8	3,153.7	3,514.0	3,736.1	3,894.9

ARPU (R$)	35.6	37.0	33.4	33.8	34.9

Mobile telephony ARPU amounted to R$ 34.9 : post-paid user ARPU came to R$57.7 and prepaid user ARPU stood at R$28.3.

Brasil Telecom’s consolidated net revenue totaled R$ 2,748.3 million in 3Q07, 4.6% higher than the R$ 2,628.0 million recorded in the 3Q06.

Brasil Telecom S.A.	Page 14 of 28

COSTS AND EXPENSES

Table 7: Consolidated Operating Costs and Expenses

R$ Million	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months	9M06	9M07	Δ Year
GROSS REVENUES	3,835.2	3,972.9	3,997.3	0.6%	4.2%	11,109.4	11,867.2	6.8%

Deductions	(1,207.2)	(1,229.5)	(1,249.0)	1.6%	3.5%	(3,553.8)	(3,684.7)	3.7%
NET REVENUES	2,628.0	2,743.3	2,748.3	0.2%	4.6%	7,555.6	8,182.5	8.3%

Costs	(1,606.1)	(1,601.8)	(1,542.3)	-3.7%	-4.0%	(4,737.5)	(4,756.4)	0.4%

Personnel	(47.1)	(41.8)	(41.7)	-0.3%	-11.6%	(151.1)	(123.6)	-18.2%
Materials	(88.1)	(89.5)	(75.2)	-16.0%	-14.6%	(252.9)	(234.2)	-7.4%
Subcontracted Services	(783.2)	(802.0)	(789.1)	-1.6%	0.8%	(2,213.9)	(2,406.4)	8.7%
Interconnection	(562.0)	(570.4)	(558.0)	-2.2%	-0.7%	(1,541.1)	(1,705.0)	10.6%
Other	(221.2)	(231.6)	(231.1)	-0.2%	4.5%	(672.8)	(701.4)	4.2%
Depreciation and Amortization	(554.9)	(521.4)	(493.9)	-5.3%	-11.0%	(1,693.9)	(1,557.1)	-8.1%
Other	(132.7)	(147.1)	(142.5)	-3.1%	7.4%	(425.6)	(435.1)	2.2%

GROSS PROFIT	1,021.9	1,141.5	1,205.9	5.6%	18.0%	2,818.1	3,426.1	21.6%

Sales Expenses	(258.3)	(275.3)	(284.9)	3.5%	10.3%	(801.1)	(833.8)	4.1%

Personnel	(61.0)	(61.6)	(63.6)	3.2%	4.2%	(194.6)	(185.4)	-4.8%
Materials	(5.9)	(11.3)	(16.7)	47.4%	181.6%	(20.1)	(34.9)	73.5%
Subcontracted Services	(178.2)	(179.8)	(181.0)	0.7%	1.5%	(545.1)	(535.9)	-1.7%
Advertising and Marketing	(39.2)	(35.6)	(39.3)	10.6%	0.4%	(101.7)	(99.7)	-2.0%
Other	(139.1)	(144.2)	(141.7)	-1.8%	1.9%	(443.4)	(436.2)	-1.6%
Depreciation and Amortization	(4.1)	(4.7)	(4.8)	0.7%	15.1%	(12.4)	(14.3)	15.3%
Other	(9.0)	(17.9)	(18.9)	5.3%	109.7%	(28.9)	(63.4)	119.8%

General and Administrative Expenses	(193.7)	(203.3)	(199.9)	-1.7%	3.2%	(611.2)	(602.4)	-1.4%

Personnel	(42.1)	(45.7)	(47.1)	3.0%	11.8%	(141.5)	(136.6)	-3.5%
Materials	(5.8)	(0.6)	(0.6)	-4.6%	-90.3%	(15.2)	(1.7)	-88.5%
Subcontracted Services	(137.7)	(148.9)	(144.0)	-3.3%	4.6%	(428.9)	(439.4)	2.4%
Depreciation and Amortization	(6.0)	(6.2)	(5.5)	-11.3%	-8.2%	(17.9)	(18.1)	0.7%
Other	(2.1)	(1.9)	(2.7)	42.6%	31.1%	(7.6)	(6.6)	-13.6%

Information Technology	(128.5)	(128.0)	(130.6)	2.0%	1.6%	(365.5)	(374.6)	2.5%

Personnel	(6.7)	(6.0)	(5.9)	-2.6%	-12.4%	(20.4)	(17.8)	-12.4%
Materials	(0.3)	(0.3)	(0.4)	38.5%	42.4%	(0.9)	(1.0)	11.0%
Subcontracted Services	(31.0)	(37.1)	(39.7)	7.2%	28.2%	(97.9)	(103.8)	6.1%
Depreciation and Amortization	(82.4)	(75.6)	(75.7)	0.2%	-8.2%	(223.8)	(228.3)	2.0%
Other	(8.1)	(9.1)	(8.9)	-1.9%	9.3%	(22.6)	(23.6)	4.8%

Provisions and Losses	(210.6)	(271.5)	(210.8)	-22.4%	0.1%	(623.0)	(700.5)	12.5%

Doubtful Accounts	(91.4)	(112.5)	(56.0)	-50.2%	-38.7%	(288.5)	(264.2)	-8.4%
Contingencies	(119.2)	(159.0)	(154.8)	-2.7%	29.9%	(334.5)	(436.3)	30.5%

Other Operating Revenues (Exp.)	11.3	87.3	(11.5)	N.A.	N.A.	132.9	111.1	-16.4%

Goodwill Amortization	(18.4)	(17.0)	(26.5)	56.4%	44.5%	(56.4)	(62.9)	11.5%
Other	29.7	104.2	15.0	-85.6%	-49.4%	189.3	174.0	-8.1%

EARNINGS BEFORE FINANCIAL RESULT	242.1	350.7	368.2	5.0%	52.1%	550.2	1,025.8	86.4%
(EBIT)

R$ Million	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months	9M06	9M07	Δ Year

OPERATING COSTS AND EXPENSES	(2,385.8)	(2,392.7)	(2,380.0)	-0.5%	-0.2%	(7,005.4)	(7,156.6)	2.2%

Personnel	(156.9)	(155.1)	(158.1)	2.0%	0.8%	(507.6)	(463.4)	-8.7%
Materials	(100.1)	(101.7)	(92.9)	-8.7%	-7.2%	(289.1)	(271.9)	-6.0%
Subcontracted Services	(529.0)	(561.7)	(556.5)	-0.9%	5.2%	(1,643.0)	(1,680.8)	2.3%
Interconnection	(562.0)	(570.4)	(558.0)	-2.2%	-0.7%	(1,541.1)	(1,705.0)	10.6%
Advertising and Marketing	(39.2)	(35.6)	(39.3)	10.6%	0.4%	(101.7)	(99.7)	-2.0%
Provisions and Losses	(210.6)	(271.5)	(210.8)	-22.4%	0.1%	(623.0)	(700.5)	12.5%
Other	(122.2)	(71.7)	(158.0)	120.2%	29.2%	(295.4)	(354.8)	20.1%
Depreciation and Amortization	(665.9)	(624.9)	(606.4)	-3.0%	-8.9%	(2,004.4)	(1,880.5)	-6.2%

Brasil Telecom S.A.	Page 15 of 28

Operating costs and expenses stood at R$ 2,380.0 million, virtually flat when compared to the R$2,385.8 million recorded in the 3Q06.

Graph 7: Operating Costs and Expenses Breakdown
(Excludes Depreciation and Amortization)

3Q07	3Q06
R$1,773.6 million	R$1,720.0 million

Personnel costs and expenses came to R$158.1 million, 0.8% up on the 3Q06. At the end of the 3Q07, the BrT group had a total of 5,885 employees, 2.1% more than in September 2006. These employees were allocated as follows: 5,280 in the wireline, data and Internet provider segment and 605 in BrT Mobile.

Third-party costs and expenses, excluding interconnection, advertising and marketing, totaled R$ 556.5 million, 5.2% up on the 3Q06.

The ratio between losses on accounts receivable and gross revenue reached 1.4%, totaling R$56.0 million, 1.0 p.p. down on the 2.4% recorded in the 3Q06. Losses on accounts receivable declined as a result of the improved phone collection performance.

Table 8: Consolidated Accounts Receivable

	3Q06	4Q06	1Q07	2Q07	3Q07
Total (R$ Million)	2,411.8	2,485.3	2,522.7	2,534.0	2,627.7

Due	66.0%	65.7%	62.9%	64.0%	66.2%
Overdue (up to 30 days)	16.0%	16.7%	16.3%	15.6%	15.4%
Overdue (between 31-60 days)	4.8%	5.0%	5.9%	4.8%	4.5%
Overdue (between 61-90 days)	2.8%	3.1%	3.9%	3.1%	2.9%
Overdue (more than 90 days)	10.4%	9.5%	11.0%	12.5%	11.0%

Provisions for contingencies stood at R$ 154.8 million, R$ 35.6 million up on the 3Q06, chiefly due to monetary restatement and the booking of increased provisions for civil, tax and labor dispute losses.

Material costs and expenses came to R$92.9 million, down by 7.2% on the 3Q06. BrT Mobile’s material costs and expenses amounted to R$ 69.8 million, representing 75.1% of the Group’s total material costs and expenses, since cost of goods sold is accounted for in this line.

Brasil Telecom S.A.	Page 16 of 28

Depreciation and amortization costs totaled R$ 606.4 million, 8.9% down on the 3Q06 due to fully depreciated items.

Other operating costs and expenses stood at R$ 158.0 million, 29.2% higher than in the 3Q06. This increase was driven by the booking of close to R$ 27 million in actuarial liabilities in the 3Q07 and the R$ 2.9 million negative adjustment of the company’s handset inventories to market value.

EBITDA

Table 9: EBITDA Margin – Gains and Losses

R$ Million	3Q06	Vertical	2Q07	Vertical	3Q07	Vertical
GROSS REVENUES	3,835.2	145.9%	3,972.9	144.8%	3,997.3	145.4%

FIXED TELEPHONY	2,843.4	108.2%	2,775.3	101.2%	2,752.7	100.2%

Local Service	1,735.1	66.0%	1,634.4	59.6%	1,624.5	59.1%
Public Telephony	135.5	5.2%	140.4	5.1%	138.8	5.1%
Long Distance Service	666.3	25.4%	727.6	26.5%	720.0	26.2%
Interconnection	120.0	4.6%	82.4	3.0%	82.5	3.0%
Lease of Means	83.9	3.2%	86.0	3.1%	86.6	3.2%
Supplementary and Value Added Services	91.6	3.5%	95.9	3.5%	92.4	3.4%
Other	11.0	0.4%	8.6	0.3%	7.8	0.3%

MOBILE TELEPHONY	405.7	15.4%	511.5	18.6%	539.6	19.6%

DATA COMMUNICATIONS	586.0	22.3%	686.0	25.0%	704.9	25.7%

Deductions	(1,207.2)	-45.9%	(1,229.5)	-44.8%	(1,249.0)	-45.4%
NET REVENUES	2,628.0	100.0%	2,743.3	100.0%	2,748.3	100.0%

OPERATING COSTS AND EXPENSES	(1,720.0)	-65.4%	(1,767.8)	-64.4%	(1,773.6)	-64.5%
Personnel	(156.9)	-6.0%	(155.1)	-5.7%	(158.1)	-5.8%
Materials	(100.1)	-3.8%	(101.7)	-3.7%	(92.9)	-3.4%
Subcontracted Services	(529.0)	-20.1%	(561.7)	-20.5%	(556.5)	-20.2%
Interconnection	(562.0)	-21.4%	(570.4)	-20.8%	(558.0)	-20.3%
Advertising and Marketing	(39.2)	-1.5%	(35.6)	-1.3%	(39.3)	-1.4%
Provisions and Losses	(210.6)	-8.0%	(271.5)	-9.9%	(210.8)	-7.7%
Other	(122.2)	-4.7%	(71.7)	-2.6%	(158.0)	-5.7%

EBITDA	908.0	34.6%	975.6	35.6%	974.6	35.5%

Brasil Telecom S.A.	Page 17 of 28

Table 10: EBITDA Margin of Services

R$ Million	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months	9M06	9M07	Δ Year
GROSS REVENUES	3,835.2	3,972.9	3,997.3	0.6%	4.2%	11,109.4	11,867.2	6.8%
Services	3,769.5	3,890.2	3,936.5	1.2%	4.4%	10,919.6	11,671.5	6.9%
Products	65.7	82.7	60.8	-26.5%	-7.5%	189.8	195.7	3.1%
DEDUCTIONS	(1,207.2)	(1,229.5)	(1,249.0)	1.6%	3.5%	(3,553.8)	(3,684.7)	3.7%
Services	(1,184.7)	(1,195.9)	(1,226.8)	2.6%	3.6%	(3,489.9)	(3,607.4)	3.4%
Products	(22.5)	(33.6)	(22.2)	-34.0%	-1.4%	(63.9)	(77.3)	21.0%
NET REVENUES	2,628.0	2,743.3	2,748.3	0.2%	4.6%	7,555.6	8,182.5	8.3%
Services	2,584.8	2,694.3	2,709.7	0.6%	4.8%	7,429.7	8,064.1	8.5%
Products	43.2	49.1	38.6	-21.3%	-10.6%	125.9	118.4	-6.0%
EBITDA	908.0	975.6	974.6	-0.1%	7.3%	2,554.6	2,906.4	13.8%
EBITDA Margin	34.6%	35.6%	35.5%	-0.1 p.p.	0.9 p.p.	33.8%	35.5%	1.7 p.p.
EBITDA Margin - Services	35.1%	36.2%	36.0%	-0.2 p.p.	0.8 p.p.	34.4%	36.0%	1.7 p.p.
Variation	0.6 p.p.	0.6 p.p.	0.5 p.p.	-0.1 p.p.	-0.1 p.p.	0.6 p.p.	0.5 p.p.	-0.1 p.p.

Brasil Telecom’s consolidated EBITDA totaled R$ 974.6 million, accompanied by a consolidated EBITDA margin of 35.5% , versus R$ 908.0 million and 34.6%, respectively, in the 3Q06.

Graph 8 - EBITDA

Brasil Telecom Mobile’s EBITDA stood at R$ 34.0 million, reversing the previous year’s negative figures. It was accompanied by an EBITDA margin of 7.6% .

Brasil Telecom S.A.	Page 18 of 28

FINANCIAL INCOME

Table 11: Consolidated Financial Income

R$ Million	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months	9M06	9M07	Δ Year
Financial Revenue	108.5	95.3	100.5	5.4%	-7.4%	334.7	303.1	-9.4%
Local Currency	106.4	93.1	94.4	1.3%	-11.3%	327.7	294.9	-10.0%
Foreign Currency	2.0	2.2	6.1	180.9%	196.6%	7.0	8.3	18.2%
Financial Expenses	(244.8)	(157.2)	(161.7)	2.8%	-34.0%	(664.0)	(526.1)	-20.8%
Local Currency	(205.3)	(140.4)	(139.7)	-0.4%	-31.9%	(544.3)	(462.8)	-15.0%
Foreign Currency	(39.5)	(16.9)	(21.9)	30.1%	-44.4%	(119.6)	(63.3)	-47.1%
Interest on Own Capital	-	-	-	N.A.	N.A.	(245.0)	(245.0)	0.0%

Financial Result	(136.3)	(61.9)	(61.2)	-1.2%	-55.1%	(574.3)	(468.0)	-18.5%

Brasil Telecom’s financial result was an expense of R$ 61.2 million, versus an expense of R$ 136.3 million in the 3Q06. The main variations were: (i) the 15.4% depreciation of the US dollar and the 13.0% depreciation of the Japanese Yen compared to the 3Q06; (ii) lower financial revenue as a result of lower interest rates; and (iii) lower financial expenses due to the amortization of debentures in the amount of R$ 500 million.

NET INCOME

Brasil Telecom recorded in the 3Q07 net income of R$ 195.7 million, equivalent to R$ 0.3577 per share. Net earnings per ADR stood at US$ 0.5835. In the 3Q06, net income stood at R$ 54.7 million, equivalent to R$ 0.1000 per 1,000 shares or US$ 0.1379 per ADR.

Brasil Telecom S.A.	Page 19 of 28

INDEBTEDNESS

Table 12: Indebtedness

Debt (R$ Million)	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months
Short Term	1,107.0	782.6	654.4	-16.4%	-40.9%
In R$	826.3	514.1	412.8	-19.7%	-50.0%
In US$	22.9	25.6	13.7	-46.5%	-40.0%
In Yen	79.9	69.9	69.6	-0.4%	-12.9%
In Currency Basket	74.2	48.2	37.8	-21.5%	-49.0%
Hedge Adjustment	103.7	124.8	120.5	-3.4%	16.2%
Long Term	3,735.5	3,520.3	3,354.4	-4.7%	-10.2%
In R$	2,500.2	2,508.2	2,453.0	-2.2%	-1.9%
In US$	529.8	408.9	386.0	-5.6%	-27.1%
In Yen	278.6	203.1	173.0	-14.8%	-37.9%
In Currency Basket	133.7	86.5	75.7	-12.5%	-43.4%
Hedge Adjustment	293.2	313.6	266.7	-14.9%	-9.0%
Total Debt	4,842.5	4,302.9	4,008.8	-6.8%	-17.2%
(-) Cash	1,682.6	1,505.2	1,604.1	6.6%	-4.7%
(-) Contractual Retentions	192.2	-	-	N.A.	-100.0%
(-) Temporary Investments	197.0	200.8	205.2	2.2%	4.2%
Net Debt	2,770.7	2,597.0	2,199.5	-15.3%	-20.6%

(-) Inter Company with BRP	48.0	-	-	N.A.	-100.0%
Net Debt Ex-Inter Company with BRP	2,722.7	2,597.0	2,199.5	-15.3%	-19.2%

At the end of September 207, Brasil Telecom’s consolidated gross debt totaled R$ 4,008.8 million, 17.2% lower than in the same period the year before chiefly due to the amortization of debentures in the amount of R$ 500 million in April 2007 and the appreciation of the Brazilian Real, which reduced the debt denominated in foreign currency. In September, 83.7% of total debt was long-term.

Consolidated net debt came to R$ 2,199.5 million, 20.6% down on September 2006.

At the end of September 2007, the debt linked to the exchange rate variation, excluding hedge adjustments, totaled R$ 755.8 million, of which R$ 399.7 million in US Dollars, R$ 113.5 million in currency basket and R$ 242.6 million in Japanese Yen. On September 30, 2007, 45.3% of the debt linked to the exchange rate variation was hedged, resulting in a total exposure of 11.4% .

Brasil Telecom S.A.	Page 20 of 28

Table 13: Indebtedness

Description	Currency	Annual Cost	Maturity	R$ Million			Long Term %

				Total	Short Term	Long Term

Foreign Currency

Financial Institutions I	US$	Lib6+0.5%	jul/08 - jul/13	26.4	8.9	17.5	66.3%
Bonds - US$200 MM	US$	9.38%	Feb-14	372.5	4.7	367.8	98.7%
Financial Institutions II	Yen	Jibor6 + 1.92%	Mar-11	242.1	69.3	172.8	71.4%
Financial Institutions III	Yen	3.36%	Feb-09	0.5	0.4	0.2	33.2%
Suppliers I	US$	1.75%	Feb-14	0.9	0.1	0.7	84.4%

Foreign Currency Total				642.3	83.3	559.0	87.0%

Local Currency

BRB - Fixed Line	R$	2.43%	Dec-33	5.8	0.1	5.7	98.2%

BRB - GSM	R$	2.43%	Dec-33	19.8	0.4	19.4	98.2%

BNDES	UMBNDES	5.85%	Nov-07	2.1	2.1	-	0.0%
BNDES	UMBNDES	6.50%	Oct-07	6.1	6.1	-	0.0%
BNDES	UMBNDES	5.50%	Apr-11	105.4	29.7	75.7	71.9%
BNDES	R$	5.85%	Oct-07	21.0	21.0	-	0.0%
Public Debenture 4th Emission	R$	104% of the CDI	Jun-13	1,121.2	41.2	1,080.0	96.3%
FCO I	R$	10.94%	Jan-08	1.7	1.7	-	0.0%
FCO II	R$	11.50%	Apr-11	27.1	7.7	19.4	71.5%
BNDES	R$	TJLP + 5,85%	Dec-07	106.3	106.3	-	0.0%
BNDES	R$	TJLP + 6,5%	Dec-07	4.0	4.0	0.0	0.0%
BNDES	R$	TJLP + 5,5%	Feb-11	745.8	220.3	525.4	70.5%
BNDES	R$	TJLP + 2,3%	May-14	30.4	0.3	30.1	99.0%
BNDES	R$	TJLP + 4,3%	May-14	782.7	9.7	773.0	98.8%

Local Currency Total				2,979.3	450.6	2,528.7	84.9%

Total Debt before Hedge Adjustments				3,621.7	533.9	3,087.7	85.3%

Hedge Adjustments				387.2	120.5	266.7	68.9%

TOTAL DEBT				4,008.8	654.4	3,354.4	83.7%

Table 14: Long Term Debt Amortization Schedule

Maturity	% Long Term Debt
2008	1.9%
2009	16.0%
2010	17.8%
2011	19.6%
2012	15.5%
2013	15.5%
> 2014	13.7%

Brasil Telecom S.A.	Page 21 of 28

CAPEX

Table 15: Investments Breakdown

R$ Million	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months	9M06	9M07	Δ Year
Network Expansion	102.6	84.3	82.2	-2.5%	-19.9%	246.7	214.5	-13.0%
Conventional Telephony	1.6	0.0	0.0	477.7%	-97.5%	17.7	2.0	-88.8%
Transmission Backbone	14.1	21.1	12.2	-42.4%	-14.0%	26.3	40.9	55.4%
Data Network	84.8	57.1	59.0	3.3%	-30.4%	197.7	154.6	-21.8%
Intelligent Network	0.7	2.2	7.7	250.5%	1066.0%	1.5	10.0	583.5%
Network Management Systems	0.6	4.0	2.8	-29.4%	354.8%	1.5	7.4	395.0%
Other Investments for Network Expansion	0.8	(0.1)	0.5	N.A.	-34.7%	2.0	(0.2)	N.A.
Network Operation	60.2	54.0	55.1	2.2%	-8.5%	164.2	158.0	-3.8%
Public Telephony	4.6	0.6	1.4	140.2%	-70.0%	7.9	2.8	-64.1%
Information Technology	23.0	30.2	13.7	-54.7%	-40.5%	46.3	52.1	12.6%
Expansion Personnel	19.7	19.9	20.1	1.0%	2.0%	66.1	58.6	-11.4%
Other	105.5	63.3	70.1	10.8%	-33.5%	268.5	156.0	-41.9%
Expansion Financial Expenses	-	5.2	9.1	76.8%	N.A.	0.0	15.5	N.A.

TOTAL - FIXED LINE TELEPHONY	315.6	257.3	251.7	-2.2%	-20.2%	799.6	657.5	-17.8%

R$ Million	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months	9M06	9M07	Δ Year

Mobile Network	109.0	45.2	82.9	83.2%	-23.9%	174.4	132.4	-24.1%

TOTAL - MOBILE TELEPHONY	109.0	45.2	82.9	83.2%	-23.9%	174.4	132.4	-24.1%

R$ Million	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months	9M06	9M07	Δ Year

TOTAL INVESTMENT	424.5	302.6	334.6	10.6%	-21.2%	974.0	789.9	-18.9%

CASH FLOW CONCILIATION	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months	9M06	9M07	Δ Year
Variation of Economic and Financial Investment	(80.8)	24.8	(87.0)	N.A.	7.7%	266.7	163.1	-38.9%

INVESTMENT CASH FLOW	343.7	327.4	247.6	-24.4%	-28.0%	1,240.7	953.0	-23.2%

CAPEX totaled R$ 334.6 million in the 3Q07, R$334.6 million of which were invested in wireline, including voice, data and IT, as well as regulatory issues and R$ 82.9 million in mobile telephony. CAPEX fell by 21.2% over the 3Q06 chiefly due to the optimization of investments and the decline in the exchange rate.

STOCK MARKET

At the end of the 3Q07, Brasil Telecom’s market capitalization, calculated by weighing the price of common and preferred shares, totaled R$13,585.7 million, up by 92.1% on the R$ 7,071.7 million recorded at the end of September 2006. In the same period, the Ibovespa and the Itel moved up by 65.9% and 49.5%, respectively.

In the quarter, the company’s preferred shares (BRTO4) outperformed the Ibovespa by 11.6 p.p. and the Itel by 17.7 p.p., while its common shares (BRTO3) depreciated. In the last twelve months, both common (BRTO3) and preferred (BRTO4) shares outperformed the Ibovespa and the Itel.

The Company’s ADR (BTM) outperformed the Dow Jones index by 20.0 p.p. in the 3Q07. In the last twelve and twenty-four months, it surpassed the Dow by 114.5 p.p. and 59.6 p.p., respectively.

Brasil Telecom S.A.	Page 22 of 28

Table 16: Stock Market Performance

	Closing Price as of		Performance
	9/28/2007	In 3Q07	In 12 Months	In 24 Months
Common Shares (BRTO3) (in R$/shares)	32.85	-3.4%	76.6%	67.6%
Preferred Shares (BRTO4) (in R$/shares)	17.30	22.8%	121.8%	62.6%
ADR (BTM) (in US$/ADR)	51.65	23.6%	133.5%	91.1%
IBOVESPA (points)	60,465	11.2%	65.9%	91.4%
ITEL (points)	1,308	5.1%	49.5%	52.2%
IGC (points)	6,970	9.9%	66.6%	113.0%
Dow Jones (points)	13,896	3.6%	19.0%	31.5%
Market Capitalization (Million)	13,585.7	5.5%	92.1%	66.8%

Graph 9: Stock Market Performance in 3Q07 Bovespa and NYSE
(Base 100 = jun/2007)

Graph 10: Market Capitalization Evolution
(R$ billion)

Table17: Theoretical Portfolio Weighting – May / August

	Ibovespa	Itel	IGC
BRTO3	-	-	0.010%
BRTO4	0.953%	8.298%	0.393%

Brasil Telecom S.A.	Page 23 of 28

SHAREHOLDING STRUCTURE

Table 18: Shareholding Structure

Sep/07	Common Shares	%	Preferred Shares	%	Total Shares	%
Brasil Telecom Participações	247,317,180	99.1%	120,911,021	38.8%	368,228,201	65.6%
ADR Free Float	-	0.0%	24,254,040	7.8%	24,254,040	4.3%
Treasury	-	0.0%	13,678,100	4.4%	13,678,100	2.4%
Free Float at Bovespa	2,279,869	0.9%	152,510,079	49.0%	154,789,948	27.6%

Total	249,597,049	100.0%	311,353,240	100.0%	560,950,289	100.0%

Jun/07	Common Shares	%	Preferred Shares	%	Total Shares	%
Brasil Telecom Participações	247,276,380	99.1%	120,911,121	38.8%	368,187,501	65.6%
ADR Free Float	-	0.0%	23,148,453	7.4%	23,148,453	4.1%
Treasury	-	0.0%	13,678,100	4.4%	13,678,100	2.4%
Free Float at Bovespa	2,320,669	0.9%	153,615,566	49.3%	155,936,235	27.8%

Total	249,597,049	100.0%	311,353,240	100.0%	560,950,289	100.0%

UPCOMING EVENTS

Portuguese Conference Call and Webcast: 3Q07 Results
Connection number: (11) 2101-4848
Access Code: Brasil Telecom
Link: http://www.brasiltelecom.com.br/ir
Date: October 24th, 2007 (Wednesday)
Time: 08:00 a.m. (New York)
           10:00 a.m. (Brasília)
           1:00 p.m. (London)

English Conference Call and Webcast: 3Q07 Results
Connection number: (+1 1973) 935-8893
Access Code: 9261570
Link: http://www.brasiltelecom.com.br/ir
Date: October 24th, 2007 (Wednesday)
Time: 10:00 a.m. (New York)
           12:00 p.m. (Brasília)
            3:00 p.m. (London)

Brasil Telecom S.A.	Page 24 of 28

Table 19: Consolidated Balance Sheet

R$ Million	Sep/06	Jun/07	Sep/07

CURRENT ASSETS	5,429.7	5,346.4	5,561.8

Cash, Bank Accounts and High-liquid Investments	1,682.6	1,505.2	1,604.1
Temporary Investments	197.0	200.8	205.2
Accounts Receivables (Net)	2,066.6	2,144.2	2,257.6
Deferred and Recoverable Taxes	1,023.3	1,018.3	985.1
Other Recoverable Amounts	338.5	328.9	394.6
Inventory	48.2	36.7	38.5
Contractual Retentions		-	-
Other	73.6	112.4	76.6

LONG TERM ASSETS	1,656.2	2,047.0	2,344.6

Loans and Financing	3.4	6.9	6.4
Deferred and Recoverable Taxes	1,324.8	1,364.5	1,400.6
Other	328.1	675.6	937.6

PERMANENT ASSETS	8,320.0	7,315.0	7,040.4

Investment (Net)	319.7	268.9	242.8
Property, Plant and Equipment (Net)	6,650.5	5,859.7	5,636.4
Property, Plant and Equipment (Gross)	25,551.7	26,257.1	26,473.7
Accumulated Depreciation	(18,901.3)	(20,397.4)	(20,837.3)
Intangible (Net)*	1,146.2	1,073.5	1,053.8
Property, Plant and Equipment (Gross)	2,232.0	2,427.0	2,501.5
Accumulated Depreciation	(1,085.7)	(1,353.5)	(1,447.7)
Deferred Assets (Net)	203.6	112.9	107.5

TOTAL ASSETS	15,405.9	14,708.4	14,946.8

CURRENT LIABILITIES	4,495.0	3,957.1	4,029.9

Loans and Financing	1,107.0	782.6	654.4
Suppliers	1,488.4	1,293.3	1,353.5
Taxes and Contributions	921.5	981.5	1,093.8
Dividends Payable	263.0	276.7	268.4
Provisions	217.2	191.6	187.2
Salaries and Benefits	158.9	129.0	107.1
Consignment for Third Parties	116.0	108.1	105.8
Authorization for Services Exploration	115.9	71.9	74.9
Other	107.1	122.4	184.5

LONG TERM LIABILITIES	5,457.5	5,066.8	5,030.6

Loans and Financing	3,735.5	3,520.3	3,354.4
Provisions	1,174.2	1,137.0	1,216.5
Taxes and Contributions	169.4	83.8	123.4
Authorization for Services Exploration	268.2	221.7	231.1
Other	110.2	104.0	105.1

DEFERRED INCOME	-	-	-

MINORITY INTEREST	14.0	11.0	9.4

SHAREHOLDERS' EQUITY	5,439.5	5,673.4	5,876.9

Capital Stock	3,470.8	3,470.8	3,470.8
Capital Reserves	1,482.6	1,482.6	1,482.6
Profit Reserves	287.7	309.3	309.3
Retained Earnings	353.1	565.4	768.9
Treasury Shares	(154.7)	(154.7)	(154.7)

TOTAL LIABILITIES	15,405.9	14,708.4	14,946.8

* In compliance with CVM Deliberation 488 and 489 the line of Intangible Permanent Asset was created.

Brasil Telecom S.A.	Page 25 of 28

Table 20: Consolidated Cash Flow

R$ Million	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months	9M06	9M07	Δ Year
OPERATING ACTIVITIES
(+) Net Income of the Period	54.7	176.1	195.7	11.2%	257.8%	177.8	585.9	229.5%

(+) Minority Participation	(1.9)	0.4	(1.1)	N.A.	-41.7%	(1.6)	(1.3)	-18.2%

(+) Items with no Cash Effects	896.0	892.7	816.4	-8.5%	-8.9%	2,981.9	2,510.1	-15.8%

Depreciation and Amortization	667.8	624.9	606.4	-3.0%	-9.2%	2,010.3	1,880.7	-6.4%
Losses with Accounts Receivables	103.1	87.1	74.6	-14.4%	-27.7%	305.0	249.5	-18.2%
Provisions for Doubtful Accounts	(11.7)	25.4	(18.5)	N.A.	58.7%	(16.5)	14.7	N.A.
Provision for Contingencies	119.2	159.0	154.8	-2.7%	29.9%	334.5	436.3	30.5%
Provision for Pension Funds	8.5	(27.2)	27.8	N.A.	225.3%	28.3	12.3	-56.6%
Deferred Taxes	3.5	23.4	(27.5)	N.A.	N.A.	316.8	(82.3)	N.A.
Ressult from the Write-off of Permanent Assets	5.5	0.1	(1.1)	N.A.	N.A.	3.7	(1.0)	N.A.

(-) Equity Changes	(272.3)	(463.0)	(416.2)	-10.1%	52.8%	(1,394.0)	(1,398.9)	0.4%
Clients' Accounts Receivable	(52.2)	(99.0)	(169.4)	71.1%	224.5%	(202.3)	(394.2)	94.8%
Inventories	17.2	12.4	(1.9)	N.A.	N.A.	34.9	25.6	-26.5%
Contract Retentions	(133.1)	-	-	N.A.	N.A.	(368.1)	-	N.A.
Court Deposits	(0.7)	(191.7)	(341.2)	78.0%	N.A.	(11.6)	(652.9)	N.A.
Personnel, Charges and Social Benefits	10.7	13.9	17.0	22.2%	58.2%	23.3	28.6	22.6%
Accounts Payable and Provisioned Expenses	(37.3)	56.7	(29.8)	N.A.	-20.3%	(58.6)	60.4	N.A.
Taxes	(55.2)	81.3	174.7	114.9%	N.A.	(503.7)	178.6	N.A.
Financial Expenses	45.1	(62.0)	(50.3)	-18.8%	N.A.	64.5	(151.1)	N.A.
Authorization for Services Exploration	26.7	(87.2)	12.5	N.A.	-53.1%	76.3	(49.3)	N.A.
Provision for Contingencies	14.2	(133.1)	(122.8)	-7.7%	N.A.	(277.1)	(355.4)	28.3%
Provision for Pension Funds	(32.1)	(73.2)	15.4	N.A.	N.A.	(96.1)	(67.2)	N.A.
Other Assets and Liabilities' Accounts	(75.6)	18.8	79.5	322.6%	N.A.	(75.5)	(21.9)	-71.0%

(=) Cash Flow from Operating Activities	676.5	606.2	594.9	22.5%	-12.1%	1,764.2	1,695.8	-3.9%

INVESTMENT ACTIVITIES
Temporary Investments	(90.0)	(201.0)	(4.2)	-97.9%	-95.3%	(196.4)	(115.9)	-41.0%
Funds from Sales of Permanent Assets	2.0	2.1	0.1	-94.4%	-94.0%	11.6	2.3	-80.0%
Investments in Permanent Assets	(343.7)	(327.4)	(247.6)	-24.4%	-28.0%	(1,240.7)	(953.0)	-23.2%

(=) Cash Flow from Investment Activities	(431.6)	(526.2)	(251.7)	-52.2%	-41.7%	(1,425.5)	(1,066.5)	-25.2%

FINANCING ACTIVITIES

Dividens/Interests on Own Capital paid in the Period	4.4	(350.9)	(0.5)	-99.9%	N.A.	(319.3)	(351.8)	10.2%

Loans and Financing	258.3	(702.5)	(243.8)	-65.3%	N.A.	(66.8)	(1,215.1)	N.A.
Loans Obtained	1,083.0	-	0.1	N.A.	-100.0%	1,115.2	0.1	-100.0%
Loans Paid	(824.7)	(702.5)	(243.9)	-65.3%	-70.4%	(1,182.0)	(1,215.2)	2.8%

(=) Cash Flow from Financing Activities	262.7	(1,053.4)	(244.3)	-76.8%	N.A.	(386.2)	(1,566.9)	305.8%

CASH FLOW OF THE PERIOD	507.6	(973.4)	98.9	N.A.	-80.5%	(47.5)	(937.5)	N.A.

CASH, BANK ACCOUNTS and HIGH-LIQUID INVESTMENTS
Current Balance	1,682.6	1,505.2	1,604.1	6.6%	-4.7%	1,682.6	1,604.1	-4.7%
Previous Balance	1,175.0	2,478.6	1,505.2	-39.3%	28.1%	1,730.1	2,541.6	46.9%
Variation	507.6	(973.4)	98.9	N.A.	-80.5%	(47.5)	(937.5)	N.A.

OPERATING CASH FLOW	676.5	606.2	594.9	-1.9%	-12.1%	1,764.2	1,695.8	-3.9%

(+) Investments on Permanent Assets (includes Investment Suppliers)	(343.7)	(327.4)	(247.6)	-24.4%	-28.0%	(1,240.7)	(953.0)	-23.2%

(=) FREE CASH FLOW	332.9	278.9	347.3	24.6%	4.3%	523.5	742.9	41.9%

SUPLEMENTARY INFORMATION TO THE CASH FLOW
Income and Social Contribution Taxes Paid	2.5	64.4	92.3	43.5%	N.A.	9.7	209.4	N.A.
Interest Paid on Loans and Financing	164.2	111.0	82.2	-25.9%	-49.9%	434.2	359.7	-17.2%

Brasil Telecom S.A.	Page 26 of 28

Table 21: Operating Data and Indicators

FIXED LINE PLANT	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months
Lines Installed (Thousand)	10,794.5	10,375.2	10,368.1	-0.1%	-4.0%
Additional Lines Installed (Thousand)	0.0	(13.3)	(7.1)	-46.9%	N.A.

Lines in Service - LIS (Thousand)	8,623.2	8,129.4	8,064.2	-0.8%	-6.5%
Residential	5,651.5	5,470.3	5,443.7	-0.5%	-3.7%
Non-Residential	1,313.6	1,238.5	1,224.4	-1.1%	-6.8%
Public Telephones	288.8	276.0	282.0	2.1%	-2.4%
Hybrid Terminals	694.6	507.7	465.7	-8.3%	-32.9%
Other (Including PBX)	674.8	636.9	648.4	1.8%	-3.9%
Additional LIS (Thousand)	(783.9)	(148.6)	(65.2)	-56.1%	-91.7%

Active Lines (LIS - Blocked Lines)	8,225.0	7,901.5	7,862.1	-0.5%	-4.4%

Blocked Lines	398.2	227.9	202.1	-11.3%	-49.3%

Average LIS (Thousand)	9,015.2	8,203.7	8,096.8	-1.3%	-10.2%

LIS/100 Inhabitants	19.9	18.4	18.3	-0.8%	-8.2%
Public Telephones/1,000 Inhabitants	6.7	6.3	6.4	2.1%	-4.2%
Public Phones/100 Lines Installed	2.7	2.7	2.7	2.2%	1.7%

Utilization Rate	79.9%	78.4%	77.8%	-0.6 p.p.	-2.1 p.p.

ADSL Accesses (Thousand)	1,252.4	1,453.4	1,523.2	4.8%	21.6%
Net Additions (Thousand)	97.6	69.9	69.8	0%	-28%
ADSL Penetration (%)	14.5%	17.9%	18.9%	1.0 p.p.	4.4 p.p.

PRODUCTIVITY	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months
# of Employees - Fixed Telephony	5,132	5,258	5,280	0.4%	2.9%
Average # of Employees	5,258	5,243	5,269	0.5%	0.2%
LIS/Employee	1,680	1,546	1,527	-1.2%	-9.1%

Gross Revenue/Average # of Employees/Month (R$ Thousand)	180.3	176.5	174.1	-1.3%	-3.4%
EBITDA/Average # of Employees/Month (R$ Thousand)	57.6	62.0	61.7	-0.6%	7.1%
Net Income/Average # of Employees/Month (R$ Thousand)	3.5	11.2	12.4	10.6%	257.0%

Exceeding Pulses/Average LIS/Month	82.4	49.4	15.5	-68.6%	-81.1%
Exceeding Minutes/Average LIS/Month	-	20.3	86.7	327.2%	N.A.
DLD Minutes/Average LIS/Month	52.1	56.1	56.3	0.2%	7.9%
Fixed-Mobile Minutes/Average LIS/Month	35.9	41.4	39.9	-3.5%	11.4%

Gross Revenue (Fixed Line)/Average LIS/Month (R$)	105.1	112.8	113.3	0.5%	7.8%
EBITDA/Average LIS/Month	33.6	39.6	40.1	1.2%	19.5%
Net Earnings/Average LIS/Month	2.0	7.2	8.1	12.6%	298.3%

PROFITABILITY	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months
EBITDA Margin	34.6%	35.6%	35.5%	-0.1 p.p.	0.9 p.p.
Net Margin	2.1%	6.4%	7.1%	0.7 p.p.	5.0 p.p.
Return on Equity - ROE	1.0%	3.1%	3.3%	0.2 p.p.	2.3 p.p.

CAPITAL STRUCTURE	3Q06	2Q07	3Q07	Δ Quarter	Δ 12 Months
Cash, Bank Accounts and High-liquid Investments (R$ Million)	1,682.6	1,505.2	1,604.1	6.6%	-4.7%
Temporary Investments (R$ Million)	197.0	200.8	205.2	2.2%	4.2%
Contractual Retentions (R$ Million)	192.2	-	-	N.A.	-100.0%
Total Debt (R$ Million)	4,842.5	4,302.9	4,008.8	-6.8%	-17.2%
Short Term Debt	1,107.0	782.6	654.4	-16.4%	-40.9%
Long Term Debt	3,735.5	3,520.3	3,354.4	-4.7%	-10.2%
Short Term Debt (%)	22.9%	18.2%	16.3%	-1.9 p.p.	-6.5 p.p.
Long Term Debt (%)	77.1%	81.8%	83.7%	1.9 p.p.	6.5 p.p.
Net Debt (R$ Million)	2,770.7	2,597.0	2,199.5	-15.3%	-20.6%
Shareholders' Equity (R$ Million)	5,439.5	5,673.4	5,876.9	3.6%	8.0%
Net Debt/Shareholders' Equity	50.9%	45.8%	37.4%	-8.3 p.p.	-13.5 p.p.

Brasil Telecom S.A.	Page 27 of 28

GLOSSARY

ADSL: Asymmetrical Digital Subscriber Line. System that allows broadband signal transmission through metallic telephone cables. It is the most common DSL technology, which represents a midway transition to fully optical networks.

ARPU: Average Revenue per User, an indicator used in the telecom industry.

CAPEX: Capital Expenditure. The investments made by a company.

EBITDA: Earnings before Interest, Tax, Depreciation and Amortization.

GSM: Global System for Mobile communications. GSM is the world’s most widely used mobile telephony technology and allows users to move around freely and easily with their handsets. The price of GSM handsets is also more attractive, the network is safer and there are constant technological advances.

IoE (Interest on Equity): Shareholder remuneration option, calculated on shareholders’ equity and limited, for tax purposes, to the variation in the long-term interest rate (TJLP). The tax benefit is due to the reduction in the calculation base used for income tax and social contribution tax on net income, given that interest on equity represents a deductible expense in the calculation of these taxes. IoE payments are subject to withholding tax at 15%. Interest on equity may be paid as part of statutory dividends, net of withholding tax.

LIS: Lines in Service. All the lines in a network that are effectively being used.

SAC: Subscriber Acquisition Cost, the average amount spent by a company to acquire a new subscriber.

TUP: Public Phones.

Financial Leverage Ratio: Net Debt / EBITDA

This document contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Brasil Telecom S.A.	Page 28 of 28

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2007

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.